UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Graphic Packaging Holding Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

388689101

(CUSIP Number)

Sharon R. Ryan, Esq.

Senior Vice President, General Counsel and Corporate Secretary

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

(901) 419-9000

with copies to:

Eric T. Juergens, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 388689101

1	NAME OF REPORTING PERSON. International Paper Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D (“Schedule 13D”) initially filed on February 19, 2021 with the U.S. Securities and Exchange Commission by International Paper Company (the “Reporting Person”).

Item 2 Identity and Background

References to Annex A in Item 2 are hereby deemed to refer to Annex A attached to this Amendment No. 1 to the Schedule 13D.

Item 4 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Person held 22,773,072 Units, which were exchangeable into shares of Common Stock or cash, or a combination of both, at the option of GPIP, pursuant to the terms of the Exchange Agreement, dated as of January 1, 2018 (the “Exchange Agreement”), among the Issuer, the Reporting Person, Graphic Packaging International Partners, LLC, a Delaware limited liability company (formerly known as Gazelle Newco LLC) and a wholly owned subsidiary of the Issuer (“GPIP”), and GPI Holding III, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“GPI Holding”). On May 19, 2021, the Reporting Person entered into a Consent and Waiver Agreement, dated May 19, 2021, with the Issuer, GPI Holding I, Inc. and GPIP (the “Consent and Waiver Agreement”) pursuant to which the Issuer agreed to exchange 22,773,072 Units for an equivalent number of shares of common stock, par value $0.01, of the Issuer (“Common Stock”) pursuant to the terms of the Exchange Agreement (the “Exchange”). As a result, on such date the Reporting Person beneficially owned 22,773,072 shares of Common Stock (the “Shares”), which represented approximately 7.4% of the outstanding shares of Common Stock. On May 19, 2021, the Reporting Person sold the Shares to J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Mizuho Securities USA LLC pursuant to Rule 144 at a price of $17.67 per share (the “Sale”). The transactions closed on May 21, 2021. See Item 5. Following the Sale, the Reporting Person holds no Units or Shares.

Item 5 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)-(e) in their entirety and replacing them with the following:

(a) and (b)

On May 19, 2021, the Reporting Person entered into the Consent and Waiver Agreement, pursuant to which the Issuer agreed to the Exchange. As a result, on such date the Reporting Person beneficially owned the Shares, which represented approximately 7.4% of the outstanding shares of Common Stock. On May 19, 2021, the Reporting Person sold the Shares in the Sale. The transactions described above closed on May 21, 2021.

The percentages of beneficial ownership in this Statement are based on an aggregate of 284,201,767 shares of Common Stock outstanding as of April 26, 2021, based on information disclosed by the Issuer in its quarterly report on Form 10-Q filed on April 27, 2021.

(c) Except as set forth in Item 5(a), neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) On May 21, 2021, following the Sale, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

Consent and Waiver Agreement

The Issuer, GPIP, GPI Holding I, Inc. and IP entered into a Consent and Waiver Agreement, dated as of May 19, 2021 (the “Consent and Waiver Agreement”), pursuant to which the Issuer agreed, subject to certain terms and conditions, to exchange 22,773,072 Units for 22,773,072 shares of Common Stock pursuant to the terms of the Exchange Agreement.

The description herein of the terms and conditions of the Consent and Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, included as Exhibit 99.9 hereto, which is incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.9	Consent and Waiver Agreement, dated May 19, 2021, by and among Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC), GPI Holding I, Inc. and International Paper Company (incorporated herein by reference to Exhibit 10.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on May 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2021

INTERNATIONAL PAPER COMPANY

By:	/s/ Timothy S. Nicholls
	Name:	Timothy S. Nicholls
	Title:	Senior Vice President and Chief Financial Officer

Annex A

Directors and Officers of International Paper Company

Name	Title / Principal Business / Occupation	Citizenship
Mark S. Sutton	Chairman and Chief Executive Officer	USA
Clay R. Ellis	Senior Vice President – Enterprise Operational Excellence	USA
W. Thomas Hamic	Senior Vice President – Global Cellulose Fibers and Enterprise Commercial Excellence	USA
Tommy S. Joseph	Senior Vice President	USA
Timothy S. Nicholls	Senior Vice President and Chief Financial Officer	USA
Thomas J. Plath	Senior Vice President – Human Resources and Global Citizenship	USA
James P. Royalty, Jr.	Senior Vice President and President, Europe, the Middle East, Africa and Russia	USA
Sharon R. Ryan	Senior Vice President, General Counsel and Corporate Secretary	USA
Jean-Michel Ribieras	Senior Vice President – Papers the Americas and Chief Executive Officer – elect of the standalone, publicly traded company that results from the Reporting Person’s spin-off of its Printing Papers segment (“SpinCo”)	USA
John V. Sims	Senior Vice President—Finance, Papers the Americas and Chief Financial Officer – elect of SpinCo	USA
Gregory T. Wanta	Senior Vice President – North American Container	USA
Christopher M. Connor	Director	USA
Ahmet C. Dorduncu	Director; Chief Executive Officer, Akkök Group	Turkey
Ilene S. Gordon	Director	USA
Anders Gustafsson	Director; Chief Executive Officer, Zebra Technologies Corporation	USA
Jacqueline C. Hinman	Director	USA
Clinton A. Lewis, Jr.	Director; Chief Executive Officer of AgroFresh Solutions, Inc.	USA
DG Macpherson	Director; Chairman and Chief Executive Officer of W.W. Grainger, Inc.	USA
Kathryn D. Sullivan	Director; Senior Fellow, Potomac Institute for Policy Studies and Ambassador-at-Large, Smithsonian National Air and Space Museum	USA
Anton V. Vincent	Director; President, Mars Wrigley North America	USA
Ray G. Young	Director; Executive Vice President and Chief Financial Officer, Archer-Daniels-Midland Company	USA

The address for each director and officer is c/o International Paper Company, 6400 Poplar Avenue, Memphis, Tennessee 38197.